FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1– Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: February 28, 2008

Exhibit 99.1

China Medical Technologies Reports Third Quarter Financial Results

FISH Becomes A Growth Driver

Beijing, China, February 28, 2008 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy system, today announced its unaudited financial results for the third quarter ended December 31, 2007 (“3Q FY2007”). The Company’s 2007 fiscal year ends on March 31, 2008.

3Q FY2007 Highlights

•	Net revenues increased by 64.2% year-over-year to RMB265.1 million (US$36.3 million).

•	Non-GAAP adjusted net income, as defined below, increased by 34.9% year-over-year to RMB124.8 million (US$17.1 million).

•	Non-GAAP adjusted diluted earnings per ADS*, as defined below, increased by 29.9% year-over-year to RMB4.39 (US$0.60).

*One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased to report another strong quarter,” commented Mr. Xiaodong Wu, Chairman and CEO of the Company. “Our FISH equipment sold to leading Chinese hospitals has generated recurring reagent revenue rapidly and we expect the FISH business to be another strong growth driver of the Company in addition to our ECLIA business. We completed the BBE acquisition in January 2008 and expect the new acquisition to be accretive starting from 4Q FY2007.”

3Q FY2007 Financial Results

The Company reported net revenues of RMB265.1 million (US$36.3 million) for 3Q FY2007, representing a 64.2% increase from the corresponding period of FY2006.

The Company’s revenues are currently generated from three product lines, ECLIA diagnostic systems, FISH diagnostic systems and HIFU tumor therapy systems. ECLIA and FISH system sales include the sales of equipment and reagent kits.

ECLIA system sales for 3Q FY2007 were RMB96.7 million (US$13.3 million), representing a 74.4% increase from the corresponding period of FY2006. The strong year-over-year growth in the ECLIA system sales reflected the increasing utilization of ECLIA analyzers by hospitals and the introduction of new reagents, both of which drove increasing demand for reagent kits.

FISH system sales for 3Q FY2007 were RMB52.8 million (US$7.2 million) after the launch of our FISH systems in 1Q FY2007.

HIFU tumor therapy system sales for 3Q FY2007 were RMB115.6 million (US$15.9 million), representing a 9.0% increase from the corresponding period of FY2006. The year-over-year growth in this sector was driven primarily by increases in unit sales.

Gross margin decreased to 63.2% for 3Q FY2007 as compared to 72.6% for the corresponding period of FY2006. The decrease in gross margin was due to the amortization of FISH intangible assets of RMB18.2 million (US$2.5 million) and FISH equipment sales, which generated lower gross margin. Future FISH reagent sales will generate recurring revenue and higher gross margin for the Company. Excluding the impact of FISH amortization, gross margin would have been 70.0%.

Research and development expenses were RMB11.6 million (US$1.6 million) for 3Q FY2007, representing a 24.9% year-over-year increase. The increase was primarily due to the development of new ECLIA reagents and FISH reagents.

Sales and marketing expenses were RMB8.5 million (US$1.2 million) for 3Q FY2007, representing a 99.7% year-over-year increase. The increase was primarily due to the establishment and expansion of direct sales force for FISH systems and relevant promotional activities.

General and administrative expenses were RMB24.2 million (US$3.3 million) for 3Q FY2007, representing a 78.4% year-over-year increase. The increase was primarily due to an increase in the number of employees to accommodate the Company’s rapid growth, annual incremental adjustment of salary in June 2007 and stock compensation expense arising from an incentive stock grant in June 2007.

Interest income was RMB7.1 million (US$1.0 million) for 3Q FY2007, representing a 35.8% decrease from the corresponding period of FY2006. The decrease was primarily due to the payment for FISH acquisition and a decrease in interest rate for US dollar bank deposits.

Interest expense of convertible notes was RMB9.8 million (US$1.3 million) for 3Q FY2007. The notes bear interest at 3.5% per annum.

Interest expense of amortization of convertible notes issuance cost of RMB2.0 million (US$0.3 million) for 3Q FY2007 was due to the US$150 million convertible notes issued in November 2006. The issuance cost is amortized over the five year term of the convertible notes.

Other interest expense of RMB1.2 million (US$0.2 million) for 3Q FY2007 was due to the present value discounting of long term other payable of US$10 million for the final payment of FISH acquisition due in February 2009.

Income tax expense was RMB22.7 million (US$3.1 million) for 3Q FY2007. The effective tax rate for 3Q FY2007 was 18.9%.

The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated by the State Council in December 2007. However, the application for hi-tech enterprise under the New Law is pending for the implementation by the relevant government authorities. Before the approval of hi-tech enterprise, the Company is required to pay income tax in accordance with the transitional income tax arrangement where the income tax rate is 18% in 2008. The transitional income tax rates increase gradually from 18% in 2008 to 25% in 2012.

Net income was RMB97.8 million (US$13.4 million) for 3Q FY2007, representing a 10.6% increase from the corresponding period of FY2006.

Adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) was RMB124.8 million (US$17.1 million) for 3Q FY2007, representing a 34.9% increase from the corresponding period of FY2006. The lower growth rate compared to net revenues was primarily due to convertible note expenses of RMB11.7 million (US$1.6 million), a decrease in interest income and an increase in effective income tax rate.

Stock compensation expense for 3Q FY2007 was RMB5.1 million (US$0.7 million), which was allocated to research and development expenses (RMB0.5 million) and general and administrative expenses (RMB4.6 million), respectively.

Amortization of acquired intangible assets for 3Q FY2007 was RMB21.9 million (US$3.0 million), which was allocated to cost of revenues.

As of December 31, 2007, the Company’s cash balance was RMB950.3 million (US$130.3 million). Net operating cash flow for 3Q FY2007 was RMB109.7 million (US$15.0 million).

As of December 31, 2007, the Company’s accounts receivable was RMB253.2 million (US$34.7 million), representing an increase of 11.4% from the balance at September 30, 2007. The accounts receivable turnover days improved to 115 days from 119 days in previous quarter.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.2946 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Monday, December 31, 2007.

Outlook for FY2007

During 4Q FY2007, the Company’s BBE acquisition has begun to contribute to the Company’s revenues and the Company’s FISH business, especially its recurring reagent business, has grown rapidly. However, China experienced a severe snow storm in southern provinces in January 2008, which delayed the delivery and installation of several HIFU systems of the Company. In addition, the Company’s interest income has been affected by the substantial decrease in US dollar interest rate as well as the Company’s income tax expense by the higher income tax rate due to the implementation of the New Law.

As the result of the above, the Company maintains the current targets for FY2007. The current targeted net revenues for FY2007 range from RMB860 million (US$117.9 million) to RMB885 million (US$121.3 million). The current targeted adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for FY2007 ranges from RMB410 million (US$56.2 million) to RMB420 million (US$57.6 million). The current targeted adjusted diluted earnings per ADS excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for FY2007 ranges from RMB14.80 (US$2.03) to RMB15.10 (US$2.07), assuming a diluted number of ADS of approximately 31 million and excluding interest for convertible notes and amortization of convertible notes issuance cost.

These targets are based on the Company’s current views on the operating and market conditions which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted net income and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense and amortization of acquired intangible assets. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The Company’s management believes excluding the non-cash stock compensation expense from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.

The Company’s management believes excluding the non-cash amortization expense of acquired intangible assets resulting from acquisitions from its non-GAAP financial measures is useful for itself and investors because they enable a more meaningful comparison of the Company’s performance between reporting periods. In addition, such amortization will not result in cash settlement in the future.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

The Company’s management team will host a conference call at 8:00 p.m. Eastern Time on February 28, 2008 (or 9:00 a.m. Beijing/Hong Kong time on February 29, 2008) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-866-700-7101

•	International dial-in number 1-617-213-8837

Passcode CMEDCALL.

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 p.m. Eastern Time on February 29, 2008.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International dial in numbers 1-617-801-6888

Passcode 87116521

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for FY2007, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Winnie Fan

China Medical Technologies, Inc.

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2007	September 30, 2007	December 31, 2007
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,173,640	994,214	950,311	130,276
Trade accounts receivable	201,778	227,317	253,186	34,709
Prepayments and other receivables	41,484	28,175	38,123	5,226
Inventories	27,991	34,423	31,858	4,367

Total current assets	1,444,893	1,284,129	1,273,478	174,578

Property, plant and equipment, net	135,792	151,333	152,027	20,841
Land use rights	7,619	7,525	7,478	1,025
Intangible assets, net	1,565,362	1,480,877	1,425,519	195,421
Prepayments and other receivables	—	164,842	298,605	40,935
Convertible notes issuance costs	38,020	32,898	30,086	4,125
Deferred income taxes	542	46	—	—

Total assets	3,192,228	3,121,650	3,187,193	436,925

Liabilities
Current liabilities
Trade accounts payable	47,847	47,036	47,739	6,544
Accrued liabilities and other payables	594,489	510,938	503,200	68,983
Income taxes payable	38,467	43,731	51,152	7,012

Total current liabilities	680,803	601,705	602,091	82,539

Convertible notes	1,158,480	1,123,920	1,094,190	150,000
Other payable - long term	67,206	67,902	67,265	9,221
Deferred income taxes	—	—	202	28

Total liabilities	1,906,489	1,793,527	1,763,748	241,788

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and outstanding as of March 31, 2007, 274,000,001 issued and outstanding as of September 30, 2007 and 274,006,667 issued and outstanding as of December 31, 2007	225,125	225,425	225,473	30,910
Additional paid-in capital	504,795	515,909	521,596	71,504
Accumulated other comprehensive loss	(21,335)	(29,267)	(37,481)	(5,138)
Retained earnings	577,154	616,056	713,857	97,861

Total shareholders’ equity	1,285,739	1,328,123	1,423,445	195,137

Total liabilities and shareholders’ equity	3,192,228	3,121,650	3,187,193	436,925

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	December 31, 2006	September 30, 2007	December 31, 2007
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues, net (1)	161,509	214,896	265,133	36,346
Cost of revenues	(44,259)	(82,687)	(97,643)	(13,386)

Gross profit	117,250	132,209	167,490	22,960
Operating expenses:
Research and development	(9,271)	(8,096)	(11,577)	(1,587)
Sales and marketing	(4,252)	(6,618)	(8,490)	(1,164)
General and administrative	(13,538)	(20,929)	(24,154)	(3,311)

Total operating expenses	(27,061)	(35,643)	(44,221)	(6,062)

Operating income	90,189	96,566	123,269	16,898
Other income	2,624	—	3,033	416
Interest income	11,115	7,785	7,136	978
Interest expense - convertible notes	(5,160)	(9,920)	(9,755)	(1,337)
Interest expense - amortization of convertible notes issuance cost	(1,046)	(2,011)	(1,978)	(271)
Interest expense - other	—	(1,180)	(1,181)	(162)

Income before tax	97,722	91,240	120,524	16,522
Income tax expense	(9,294)	(13,855)	(22,723)	(3,115)

Net income	88,428	77,385	97,801	13,407

Earnings per ADS - basic	3.30	2.95	3.73	0.51

- diluted (2)	3.24	2.88	3.52	0.48

Weighted average number of ADS - basic	26,765,505	26,210,004	26,238,264	26,238,264

- diluted (2)	29,175,363	30,989,602	31,080,129	31,080,129

Notes:

(1) Revenues, net
- ECLIA	55,428	92,585	96,663	13,251
- FISH	—	30,801	52,831	7,242
- HIFU	106,081	91,510	115,639	15,853

	161,509	214,896	265,133	36,346

(2)	In computing diluted earnings per ADS for the three months ended December 31, 2007, interest expense and amortization in connection with convertible notes were added back to net income before dividing net income by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Net Income to GAAP Net Income

	For the Three Months Ended
	December 31, 2006	September 30, 2007	December 31, 2007
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP net income	88,428	77,385	97,801	13,407
Adjustments:
Stock compensation expense	315	5,538	5,074	696
Amortization of acquired intangible assets	3,729	22,182	21,876	2,999

Non-GAAP adjusted net income	92,472	105,105	124,751	17,102

GAAP earnings per ADS
- basic	3.30	2.95	3.73	0.51

- diluted (1)	3.24	2.88	3.52	0.48

Non-GAAP adjusted earnings per ADS
- basic	3.45	4.01	4.75	0.65

- diluted (1)	3.38	3.78	4.39	0.60

Weighted average number of ADS
- basic	26,765,505	26,210,004	26,238,264	26,238,264

- diluted (1)	29,175,363	30,989,602	31,080,129	31,080,129

Note:

(1)	In computing diluted GAAP and non-GAAP earnings per ADS for the three months ended December 31, 2007, interest expense and amortization in connection with convertible notes were added back to GAAP and non-GAAP net income, respectively, before dividing the GAAP and non-GAAP net income by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes.